

YEAR ROUND ISLAND DINING
2 SUNSET BLVD, NEWBURY MA 01951

978-463-2290

WWW.PLUMISLANDGRILLE.COM

OFFERING MEMORANDUM

facilitated by



Plum Island Grille

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Plum Island Grille
State of Organization	MA
Date of Formation	04/01/1998
Entity Type	Limited Liability Company
Street Address	2 Plum Island Blvd, Newbury MA, 01951
Website Address	www.plumislandgrille.com

(B) Directors and Officers of the Company

Key Person	Francis Broadbery
Position with the Company Title First Year	President 2002
Other business experience (last three years)	Francis has been the Head Chef of Plum Island Grille for over 15 years.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Francis Broadbery	100%

(D) The Company's Business and Business Plan

THE OPPORTUNITY

The Plum Island Grille is a charming Mediterranean-style restaurant located 5 minutes from downtown Newburyport, MA. Our award winning sunset views are reminiscent of Key West and our eclectic menu featuring: Small Plates, Fresh Seafood, Farm Raised Meats, Gluten Free and Vegetarian Entrees, all reflect Chef Francis' passion for uncomplicated, fresh, local ingredients.

By investing in The Plum Island Grille, you will support a business heavily invested in the greater Newbury community, employing over 40 local staff and providing a warm, welcoming atmosphere year round.

- Proven Demand - We've already identified a loyal customer base on the north shore for the past 20 years with an annual revenue of $1.4 million annually
- Competitive Advantage - We are a landmark restaurant
- Experienced Founders - The restaurant is Chef-owned and operated.

Key performance indicators

- Average Monthly Revenue: $120,000
- Average Ticket Size: $40pp
- Profit Margin: 8%

OUR STORY

Food , Love , Passion , Travel. What it all means to me

How would one describe the feeling I get from what I do on a daily basis: exhaustion, stress, heat, frustration?

No, I am a chef and this is how I feel about what I do. When I walk into my beautifully clean kitchen in the early morning when no one is around, and it's just me and my kitchen, to see the clean shiny stainless steel counter-tops gleaming and waiting for the production of fine foods to begin.

To hear the roar of the extraction fan when fired up to open the refrigerator and see what challenges await me with the array of great fresh ingredients and begin to ponder the day ahead of me, I think, this is joy, this is happiness!

What I will endeavor to describe to you is the experience of being a chef not a great chef but a chef who truly loves what he does, and to describe the wonder of it beyond just the food because, although the food is central, food is not the only thing that brings me joy in my life as a restaurateur.

The role of running a successful restaurant is a role that brings many daily challenges on every level and sometimes requires the wearing of many hats from chef, to plumber, to carpenter, to builder, to electrician, to clown, to leader, to friend and to foe!

When I really think about what it is we do here, it's pretty basic. We craft and serve great food and we do so with pride and pleasure. To serve food is not to be a servant, it is – in my book – to be a master.

We are the creators – the creators of fun and fabulous dishes, the creators of atmosphere and of ambiance. We fulfill one of the most basics human needs since the beginning of time, sustenance; without food and water we cannot survive and to be able to provide this to people in the way that we do is to be a Master.

from the founder

> We are very excited for you to be a part of the Plum Island Grille's next chapter. Acquiring the real estate will assist in the growth of the business. The community of Plum Island is important to us and we plan to grow into the next chapter and grow the catering arm of the business and expand into a sauce company.

—Francis Broadbery

Please refer to the team section for more information about the Head Chef and Owner Francis Broadbery.

Business Summary

Key Accomplishments: (Plum Island Grille):

• Grew Facebook from 0–4,000 followers over 5 years.

• Developed mailing list from 0–3,500 over 8 years.

• Brought sales from $700,000 to $1.6 mil over first 10 years.

• Achieved an average growth rate of 9% per year.

• Brought operating costs (food, wine, labor, beer & linens) to 2% below industry standards by use of contract pricing.

• Developed catering arm for the business. This division of the Grille was designed to provide intimate events, for 8 people to grand weddings for 250.

Following, is a compilation of awards and acknowledgements received over my past 20 years as a restaurateur.

TV Appearances:

• WMUR Channel 9, Cooks' Corner

• ABC Channel 5, Boston, Chronicle

• NECN, Boston, TV Diner

Featured Online:

• Our Town Show #57 - Our Neighbour's Table

• In An Irish Home - Flying High with Chef Fran Broadbery https://inanirishhome.com/2014/07/29/flying-high-with-chef-fran-broadbery/

• Seacoastnh.com - Chefs Tell All

• Newburyport.com

Awards:

• Yankee Magazine - Editors' Choice Award, Best of New England

• Trip Advisor - Certificate of Excellence

• Open Table - Diners' Choice Award

• Bridgestone Guide - Best of Ireland Award

Food & Travel Guides:

• Taste Magazine

• Yankee Magazine

• North Shore Magazine

• Portsmouth Magazine

• Tipperary Guide, Ireland

• Bridgestone Guide, Ireland

• Le Routard, France

Publications:

• 8 Seasonal Recipes, Newburyport Portrait of a Restaurant, ed. Brian Smeastad (Portsmouth, NH.: Blue Tree), 2006.

• Online Blog with over 115, 000 hits

The Company currently employs 25 full-time employees and 20 part-time employees.

Business Mission

To secure investment capital for the purpose of growing the business, expanding into a sauce company "Plum Island Sauce Company" and debt restructure and consolidation.

Plans for business Development for Plum Island Grille:

• We have recently resolved many varied issues with multiple departments in the town of Newbury offices. This included an expansive and expensive reinvestment in the restaurant, this reinvestment is part of the reason for the Capital Investment Ask.

• Recently installed brand new HVAC system in both restaurant and kitchen.

• Expand catering marketing and events revenue • Online sales of Gift Cards

• Both in-house & online sale of merchandise (T-shirts, hats, sweatshirts and gift cards

• Starting 100% organic "Plum Island Sauce Co." (web URL already obtained and logo designed)

• Meet with local Heath Inspector to review requirements for expanding Sauce company to local shops and businesses

• Set-up marketing for holiday gift baskets to include (sauces / dressings, T-shirts, hats, Gift Cards, etc.)

• Set-up extensive marketing for Blog / Blog and link to The Grille; over 115,000 hits on Blog in 6-months so a good start. (https://www.plumislandgrille.com/chef-owner-blog/)

• Coordinate social media marketing (4000 connects on Face Book already)

• Attempt to get book published and use the Grille as a launching pad, this would expand our market greatly

• Continue to expand upon "Farm to Table" market niche, currently we work with three Local Organic companies: Tender Crop Farm; Dancing Goats Creamery; and Henona Farms Organic Micro Greens

• Explore the possibility of expanding sales through weekday lunch on our new patio, No one else on Plum Island is offering outdoor dining

• Expand food delivery with the use of Grubhub and Uber eats

MARKET AND INDUSTRY SUMMARY

Target Markets:

The Company's major target markets are as follows:

• Newbury

• West Newbury

• Newburyport

• Amesbury

• Salisbury

• Hampton

• Haverhill

• North Shore

• Boston

The estimated number of potential clients within the Company's geographic scope is 1500,000.

Distribution Strategy:

In house direct sales and online E-commerce store

Promotional Strategy:

The Company will promote sales using the following methods:

• In-house marketing

• Social media marketing

• Direct email marketing

Services:

First-rate service is intended to be the focus of the Company and a cornerstone of the brand's success. All guests will receive conscientious, one-on-one, timely service in all capacities, and immediate handling of complaints. This is expected to grow our loyal brand following and return business.

Some Unique Features:

• Internationally experienced and award-winning Executive Chef

• 100% made in-house from Scratch Kitchen

• Buying Local

• Gluten Free Food

Research shows that consumers in this industry primarily focus on the following factors when making purchasing decisions:

• Quality of food

- Quality of service

- Quality of ambiance

- Quality of cocktails

- Cleanliness of establishment

Legal Issues:

The Company affirms that its promoters have acquired all legally required trademarks and patents.

(E) Number of Employees

The Company currently has 40 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	April 15, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Financial Restructuring	$70,500	$100,580
Mainvest Compensation	$4,500	$6,420
TOTAL	$75,000	$107,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.4 - 2.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.3 x 1.2 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.75%

---

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.4% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.4%
$83,000	1.5%
$91,000	1.7%
$99,000	1.9%
$107,000	2.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.3x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.2x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Francis Broadbery	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Payables to Vendors	$36,000	%	08/29/2020	
Forward Financing	$60,000	%	06/01/2021	$2,450 Weekly Payments Until Principal is Repaid
USB Bank	$220,000	%	06/01/2021	$3,500 Weekly Payments Until Principal is Repaid

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

The Financial health of the business is as follows :

- September the intended RE was appraised at $1.9million
- The business is valued at $600,000
- Currently I am 100% owner of the business

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Plum Island Grille Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,402,977	$1,473,126	$1,546,782	$1,624,121	$1,705,327
Cost of goods sold	$413,344	$434,011	$455,712	$478,497	$502,422
Gross profit	$989,633	$1,039,115	$1,091,070	$1,145,624	$1,202,905
OpEx					
Accounting & Legal	$9,900	$1,100	$1,100	$1,100	$1,100
Advertising	$319	$335	$335	$335	$335
Insurance	$17,100	$17,955	$18,853	$19,795	$20,785
Lanscaping	$4,475	$4,699	$4,816	$4,937	$5,060
TaxesLicenses (property tax included)	$38,400	$40,320	$42,336	$44,453	$46,675
Repairs & Maint	$5,520	$5,796	$5,941	$6,089	$6,242
Salaries & Wages (note 11)	$336,714	$353,550	$371,228	$389,789	$409,278
Planned property upgrades	$4,000	$4,200	$4,410	$4,631	$4,862
Utilities	$45,260	$47,523	$49,899	$52,394	$55,014
Interest (note 12)	$26,400	$27,720	$28,413	$29,123	$29,851
Linen	$13,786	$14,475	$15,199	$15,959	$16,757
Suplies Kitchen and office	$8,077	$8,481	$8,905	$9,350	$9,818
Credit card Fees	$18,381	$19,300	$20,265	$21,278	$22,342
Music And entertainment	$9,900	$10,395	$10,915	$11,460	$12,034
Equiptment Rental	$3,600	$3,780	$3,969	$4,167	$4,376
Misalanous	$3,400	$3,570	$3,659	$3,751	$3,844
Landscaping and plowing	$3,800	$3,990	$4,090	$4,192	$4,297
Rent	$102,000	$104,040	$104,040	$104,040	$104,040
Total	$651,032	$671,229	$698,372	$726,844	$756,710
Operating Profit	$338,601	$367,886	$392,698	$418,780	$446,195

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$600,000.00	$566,841.00
Cash & Cash Equivalents	$20,000.00	$14,706.00
Accounts Receivable	$30,000.00	$0.00
Short-term Debt	$270,000.00	$260,000.00
Long-term Debt	$0	$0
Revenues/Sales	$1,400,000.00	$1,445,022.00
Cost of Goods Sold	$30,000.00	$677,876.00
Taxes Paid	$0	$0
Net Income	$40,000.00	$782,146.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V